Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

(unaudited)

(dollars in thousands)

	December 31,
	2006	2005	2004	2003	2002
Income before income taxes and minority interest	$528,233	$375,755	$200,438	$250,902	$223,948
Add: Fixed charges	22,393	15,236	5,590	5,211	4,726
Distributions from equity investees	—	—	2,276	3,144	1,008
Less: Income from equity investees	(5,659)	(11,526)	(2,549)	(4,912)	(2,098)

Pre-tax income before fixed charges	$544,967	$379,465	$205,755	$254,345	$227,584

Fixed charges*:
Interest expense	$9,916	$7,924	$835	$720	$683
Portion of rent representative of interest	12,477	7,312	4,755	4,491	4,043

Total fixed charges	$22,393	$15,236	$5,590	$5,211	$4,726

Ratio of earnings to fixed charges	24.34	24.91	36.81	48.81	48.15

*	The Company’s Series A participating Preferred stock receive dividends on the same basis as the Company’s common stock. Accordingly, these amounts are not considered by the Company to be “preference security dividends” and have not been included in the calculations of fixed charges.